Series Portfolios Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

October 31, 2016

VIA EDGAR TRANSMISSION

Ms. Lauren Sprague
United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington D.C.  20549

Re:	Series Portfolios Trust (the “Trust”)
File Nos. 333-206240 and 811-23084
Rareview Longevity Income Generation Fund (S000055426)

Dear Ms. Sprague:

We are responding to comments received from the U.S. Securities and Exchange Commission’s (the “SEC”) Division of Investment Management staff (the “Staff”) on October 7, 2016 via telephone regarding the Trust’s Post-Effective Amendment (“PEA”) No. 14 to its registration statement. PEA No. 14 was filed on August 17, 2016, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on Form N-1A for the purpose of registering a new series of the Trust: the Rareview Longevity Income Generation Fund (the “Fund”). A summary of the Staff’s comments, along with the Trust’s responses, is set forth below.  Undefined capitalized terms used herein have the same meaning as in PEA No. 14.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses. With respect to responses showing revisions made to PEA No. 14, new language is shown in underline and deleted language is shown in ~~strikethrough~~.

PROSPECTUS

Summary Section - Fees and Expenses of the Fund

1.
Staff Comment: Within the Annual Fund Operating Expenses table on page 1 of the Prospectus, please clarify what the line item “Interest Expenses and Dividends on Securities Sold Short” consists of using a footnote.

Response:  The Fund confirms supplementally that the Fund will not be incurring interest expenses and dividends on securities sold short because the Fund will not be investing in short sales as part of its principal investment strategy. Therefore, the Fund has removed references to short sales entirely from the Prospectus.

Summary Section - Principal Investment Strategies

2.
Staff Comment: The Staff notes that the Fund refers to its investments in closed-end funds to varying extents relative to its total assets throughout the Prospectus (e.g., investing “primarily” in, or investing “substantially all of its assets” in, closed-end funds). Consider streamlining disclosure on the extent to which the Fund will invest in closed-end funds.

Response: The Fund confirms that it will be investing primarily in closed-end funds. The Fund has modified disclosure throughout the Prospectus to be consistent with its intended indirect exposure to closed-end funds.

3.	Staff Comment: Please disclose the extent to which the Fund intends on investing in derivatives.

Response: The Fund confirms that it does not anticipate its direct exposure to derivatives will exceed 5% of its total assets. However, the Fund’s indirect exposure to derivatives through holdings of the closed-end funds in which the Fund invests may exceed 5%; therefore, the Fund has amended disclosure within the Prospectus to more clearly state the Fund’s intended indirect exposure to derivatives.

4.
Staff Comment: The Staff notes that short positions are mentioned within the first sentence of the section on Principal Investment Strategies; please describe the Fund’s intended use of short positions in greater detail within this section (e.g., how the Fund intends to use short positions to achieve the Fund’s investment objective).

Response: The Fund confirms supplementally, along with the response to SEC Comment No. 1, that short positions will not be a principal investment strategy for the Fund and, as a result, the Fund has removed reference to short sales entirely from the Prospectus.

5.
Staff Comment: The Staff notes that the Statement of Additional Information (“SAI”) discloses that the Fund is considered to be diversified; consider mentioning this within the discussion of Principal Investment Strategies in the Prospectus.

Response:  The Fund has made the requested revision.

6.
Staff Comment: Within the second paragraph of the Principal Investment Strategies section, please clarify the Fund’s definition of closed-end funds to state that closed-end funds offer shares initially in an initial public offering, after which such shares will typically be offered on an exchange.

Response:  The Fund has made the following revision:

“Closed-end funds are investment companies registered with the U.S. Securities and Exchange Commission (“SEC”) that issue a fixed number of shares through an initial public offering, after which shares will typically be traded~~that trade~~ on an exchange such as the New York Stock Exchange (“NYSE”) or the Nasdaq National Market System.”

7.
Staff Comment: Please clarify the sentence beginning “A closed-end fund’s shares are considered to be trading at such a discount or premium…” to better explain when a closed-end fund’s shares trade at a discount or premium.

Response:  The Fund undertakes to make the following revisions:

“A closed-end fund’s shares ~~are considered to be trading at a discount or premium when the shares are traded at such a discount or premium when the price per share of the closed-end fund is below or above the price per share, respectively, of the closed-end fund’s underlying assets~~ that are traded on an exchange may be bought or sold at a market price that is lower or higher than the per-share value of the closed-end fund’s underlying assets; when this occurs, the shares are considered to be traded at a discount or premium, respectively.”

8.
Staff Comment: Consider further explaining the phrase “The Fund may generate income…” to make it clear that the Fund intends to generate income from the proceeds of selling shares of closed-end funds as the shares move closer to the value of the fund’s underlying assets. Also, consider clarifying further the concept of ‘narrowing the spread’ between a share’s market price and the share’s underlying value.

Response:  The Fund undertakes to make the following revisions:

“The Fund may generate income in the form of capital gains when the ~~NAV of a discounted closed-end fund investment moves~~Fund sells shares of a closed-end fund whose shares the Fund initially purchased at discount and whose NAV has subsequently moved closer to the per-share value of its underlying assets.”

9.	Staff Comment: Consider explaining the phrase “long-term exposure to compound interest” in plain English, as that term is described under Rule 421 of the Securities Act.

Response:  The Fund has removed this statement from the Prospectus.

10.
Staff Comment: Clarify that the custom asset classes referenced in the Principal Investment Strategies section will be generated by the Advisor, who will then select closed-end funds that best fit such asset classes. Also, the Staff notes that the list is not meant to be exhaustive, as presented in the statutory section of the Prospectus; consider including similar disclosure in this section.

Response: The Fund has made the requested revisions.

11.
Staff Comment: The Staff notes that forwards are mentioned within the Principal Risks of Investing in the Fund. If these instruments are intended to be a part of the Fund’s principal investment strategy, include disclosure regarding forwards and how the Fund intends to use them within the Principal Investment Strategies section. Also, regarding all types of derivatives the Fund intends on using, clarify whether the Fund has the ability to sell and/or purchase each type.

Response: The Fund confirms that forwards will not be a part of the Fund’s principal investment strategy and has removed disclosure on them entirely from the Prospectus. Also, considering the Fund is removing disclosure on direct investments in derivatives from the Prospectus in response to Staff Comment No. 3, the Fund believes additional disclosure regarding the ability to sell or purchase derivatives is no longer necessary. As a result, the Fund respectfully declines to make the requested revision.

12.
Staff Comment: With respect to the first paragraph on page 3, clarify whether the Fund intends to state “…when its per-share price has deviated significantly from its NAV…” rather than stating “…when its per-share price has deviated significantly from its fair value….”

Response:   The Fund confirms supplementally that it intends on referring to the Advisor’s valuation of the closed-end funds, rather than the NAV of the closed-end funds. For the sake of clarity, the Fund has made the following revision to disclosure in the Prospectus:

“Generally, the Fund will sell or reduce its position in closed-end funds when its per-share price has deviated significantly from its perceived value, as determined by the Advisor.”

Summary Section - Principal Risks of Investing in the Fund

13.	Staff Comment: Within the Bank Loan Risk disclosure, consider editing the third sentence of the disclosure for clarity.

Response: The Fund has made the following revisions:

“In making investments in such loans, which are made by banks or other financial intermediaries to borrowers, the closed end fund will depend primarily upon the creditworthiness of the borrower~~,~~ (whose financial condition may be troubled or highly leveraged) for payment of principal and interest.”

14.
Staff Comment: The Fund’s Closed-End Funds Risk disclosure mentions liquidity as a concern when investing in closed-end funds. Confirm whether the Fund will be primarily investing in closed-end funds whose shares are traded on an exchange; if so, clarify how liquidity is a concern when investing in these closed-end funds. Alternatively, confirm that the referenced risk relates to the holdings of the closed-end funds, which may themselves be illiquid, and revise accordingly.

Response: The Fund confirms supplementally that the closed-end funds in which the Fund invests will be exchange-traded. However, the Fund clarifies that illiquidity risks are present due to the smaller market capitalizations of most closed-end funds in which the Fund will invest. As a result, the Fund has clarified its Closed-End Funds Risk disclosure as follows:

“Closed-end funds also expose the Fund to illiquidity risks because closed-end may have smaller market capitalizations than other exchange-traded investments. ~~are allowed to invest in a greater amount of illiquid securities than open-end mutual funds, which may make it more difficult for the Fund to sell or reduce its holdings in the closed-end funds.~~ Investments in illiquid securities pose risks related to uncertainty in valuations, volatile market prices, and limitations on resale that may have an adverse effect on the ability of the fund to dispose of the securities promptly or at reasonable prices. See the Fund’s “Illiquidity Risk” below for further information on the risks of investing in illiquid securities.”

15.
Staff Comment: The term “Portfolio Funds” is first mentioned within the Control of Portfolio Funds Risk disclosure found on page 4 of the Prospectus. Since this term is used elsewhere within the Prospectus, consider defining within this disclosure.

Response: The Fund has made the requested revision.

16.
Staff Comment: The Fund’s Derivatives Risk disclosure references “notional amount;” please explain notional amount in plain English as that term is described under Rule 421 of the Securities Act. Also, the risk disclosure is structured in such a way that it suggests the Fund will be engaging in direct investments in the derivatives mentioned within the risk disclosure. If that is not intended, consider revising the disclosure accordingly.

Response: The Fund confirms supplementally that it will be investing directly in derivatives. The Fund believes that the disclosure is written so that it adequately discloses to shareholders the risks the Fund may incur when it invests in derivatives. Also, the Fund has made the following revision to address the explanation of “notional amount”:

“Derivatives can be volatile and illiquid and may entail investment exposure greater than the total value of the derivatives’ underlying assets (their “notional amount”).”

17.	Staff Comment: Within the Foreign Securities Risk disclosure, please reference the Fund within the first sentence rather than the Advisor.

Response: The Fund has made the requested revisions.

18.
Staff Comment: The Staff notes that the Foreign Securities Risk disclosure references emerging markets securities. If emerging markets securities are intended to be a part of the Fund’s principal investment strategies, include a discussion on emerging markets securities within the Fund’s Principal Investment Strategies section. Also, include what the Fund considers to be “emerging markets.”

Response: The Fund confirms that emerging markets securities may, indirectly through investments in closed-end funds, become a significant portion of the Fund’s holdings. As a result, the Fund has added the following disclosure to the Principal Investment Strategies section as follows:

“Through its investments in the non-U.S. large capitalization equity securities and aggregate fixed income asset classes, the Fund may invest indirectly in emerging markets securities. The Fund defines emerging markets securities as those issued by governments and companies of non-developed countries, as defined by the International Monetary Fund (“IMF”).”

19.	Staff Comment: Regarding the Fund of Funds Risk, consider revising the last sentence of the disclosure to refer to “closed-end funds and mutual funds” rather than just “mutual funds.”

Response: The Fund has made the requested revision.

20.
Staff Comment: Clarify how the Illiquidity Risk disclosure affects the Fund more specifically, rather than referring to “[s]ome investments” within the disclosure. Also, consider revising this disclosure in line with the Fund’s response to Staff Comment No. 14.

Response: The Fund has made the following revisions:

“Illiquidity Risk. ~~Some investments~~ Certain of the Fund’s investments may not be readily sold at the desired time or price, and may be sold at a lower price or may not have a sufficient market to be sold at all. An inability to sell securities can adversely affect the value of the Fund or prevent the Fund from taking advantage of other investment opportunities. Also, an inability to sell securities may affect the Fund’s ability to meet redemption requests. In certain circumstances, it may be difficult for the Fund to purchase and sell particular portfolio investments in closed-end funds due to infrequent trading in such investments. The prices of such investments may experience significant volatility, make it more difficult for the Fund to transact significant amounts of such investments without an unfavorable impact on prevailing market prices, or make it difficult for the Advisor to dispose of such investments at a fair price at the time the Advisor believes it is desirable to do so. Closed-end funds that are liquid investments may become illiquid or less liquid after purchase by the Fund, particularly during periods of market turmoil or economic uncertainty. Illiquid and relatively less liquid investments may be harder to value.”

21.
Staff Comment: The Staff notes that the Fund includes a Portfolio Turnover Risk within its principal risks. If the Fund considers there to be a significant possibility that it will incur a high portfolio turnover rate within its first year of operation, please disclose this within the Fund’s discussion of portfolio turnover in the Prospectus.

Response: The Fund confirms that it may incur a high portfolio turnover rate; as a result, the Fund has included the requested revision.

22.
Staff Comment: Consider clarifying within the REITs Risk disclosure that the Fund will be exposed indirectly to the risks of investing in REITs by tying REITs to one of the custom asset classes in which the Advisor is likely to invest.

Response: The Fund confirms that it will be exposed indirectly to risks involved in REIT investments due to investments within the Advisor’s U.S. High Yielding Equity asset class. As a result, the Fund has revised disclosure within the REITs Risk disclosure as follows:

“To the extent the Fund invests in closed-end funds that invest in REITs, the Fund may be subject to the risks involved in investing in REITs. REITs are companies that own or finance income-producing real estate. Investments in REITs are subject to the risks associated with investing in the real estate industry such as adverse developments affecting the real estate industry and real property values, including losses from casualty or condemnation, and changes in local and general economic conditions, supply and demand, interest rates, zoning laws, regulatory limitations on rents, property taxes and operating expenses. The Fund may invest in closed-end funds invested in REITs within a number of the Advisor’s custom asset classes, which includes but may not be limited to the U.S. High Yielding Equity asset class.”

Statutory Section - Investment Objective

23.
Staff Comment: Include disclosure under the sub-heading entitled “Investment Objective” that the Fund may only change the investment objective after providing shareholders with 60 days’ written notice.

Response: The Fund has made the requested revision.

Statutory Section - Principal Investment Strategies

24.
Staff Comment: Consider revising the description of Leveraged Loans on page 8 to state “U.S. issued bank loans by speculative grade companies…” rather than “U.S. issued bank loans to speculative grade companies…” (emphasis added).

Response: The Fund has made the requested revision.

25.
Staff Comment: Please provide a supplemental explanation to the Staff regarding the basis of the Fund’s definition of large capitalization equity companies as those companies with greater than $5 billion in market capitalization.

Response: The Fund responds supplementally that it considers $5 billion in market capitalization to be reasonable and appropriate. In making this determination, the Fund considered the market capitalization ranges for the S&P 500 Index and the Russell 1000 Index. Within the S&P 500 Index factsheet dated September 30, 2016, the eligible market capitalization for the S&P 500 was $5.3 billion or greater and the smallest total market capitalization within the index was approximately $2.4 billion. The Fund also notes that the Russell 1000 Index is a commonly used benchmark index for large cap funds, and is comprised of approximately 1000 of the largest companies in the U.S. equity market. As of the May 27, 2016, the smallest market capitalization reported within the Russell 1000 Index was roughly the same as that in the S&P 500. Accordingly, the Fund believes that these commonly used large cap indices are pertinent references that support a threshold definition for large capitalization company of $5 billion.

The Fund also notes that other mutual funds define large capitalization equity companies as those with $5 billion or greater in market capitalization, such as the Delaware Pooled Trust Large-Cap Value Equity Portfolio and the AlphaMark Large Cap Growth Fund. Thus, the Fund believes its definition of large capitalization companies is not inconsistent with how they are defined within the fund industry and is consistent with large capitalization indices frequently used within the industry.

Statutory Section - Principal Risks

26.
Staff Comment: Clarify within the Fund’s Bank Loan Risk disclosure on page 9 that the last sentence of the disclosure is intended to convey to investors that bank loans do not carry the same protection of federal securities laws as do traditional equity securities or bonds.

Response: The Fund has made the requested revision.

27.
Staff Comment: Revise the last sentence of the Swaps risk disclosure within the Fund’s Derivatives Risk disclosure to provide examples of swaps that have the potential for unlimited loss and to what extent the Fund intends on investing in these swaps. Alternatively, if this disclosure relates to credit default swaps, as mentioned in the paragraph immediately following this disclosure, consider removing this statement entirely. Also, confirm supplementally whether the Fund intends on selling or writing credit default swaps.

Response: The Fund has made the requested revision and has removed the disclosure entirely. The Fund also confirms supplementally that it does not intend on selling or writing credit default swaps.

28.
Staff Comment: Consider revising the Fund’s Equity Investment Risk disclosure to state “The funds’ investments in equity securities…” (using a lowercase “funds” to indicate the reference is to the underlying closed-end funds) rather than “The Fund’s investments in equity securities….”

Response: The Fund has made the requested revision.

29.
Staff Comment: Please indicate supplementally to what extent the Fund’s assets will be invested in closed-end funds whose underlying assets consist of master limited partnerships (“MLPs”) concentrated in a particular industry or sector. Note that the Staff’s position on underlying holdings is that the Fund must look through to an underlying fund’s holdings when considering the diversity of the Fund.

Response: The Fund responds supplementally that it does not intend to invest in underlying closed-end funds in a manner that would result in the Fund, when looking through to the investments of the underlying funds’ holding, having its assets concentrated in any single industry. The Fund confirms supplementally that it is aware of the Staff’s position noted in Staff Comment 28, and intends to monitor its investments accordingly.

30.
Staff Comment: The Fund references futures, forwards, and swaps within its Short Sales Risk disclosure. If the Fund intends on using futures and forwards as part of its principal investment strategies, include discussion on these instruments within the Fund’s Principal Investment Strategies section. If not, consider removing this disclosure entirely.

Response: The Fund confirms that the use of forwards and futures are not a principal part of its strategy and, therefore, has made the requested revision and has removed the aforementioned disclosure from the Prospectus.

Statutory Section - Portfolio Manager

31.
Staff Comment: Within the Portfolio Manager’s biography, ensure that the recent employment history is clearly accounted for as required by Item 10(a)(2) of Form N-1A (i.e., state the Portfolio Manager’s business experience during the past 5 years). Also, consider removing references to charitable and community services if they are not pertinent to the management of the Fund.

Response: The Fund has revised the biography to clearly show Mr. Azous’s employment history since 2013. However, the Fund believes that Mr. Azous’s service with charitable and community organizations to be a positive feature of the Fund’s management and desires to retain the information within Mr. Azous’s biography. Thus, the Fund has declined to make the suggested deletion.

Statutory Section - How to Redeem Shares of the Fund

32.
Staff Comment: Within the sub-section entitled “Redeeming Shares,” cross-reference sections of the Prospectus that contain the fees referenced by the sentence “Please note that certain fees may apply depending on the timing or manner in which you redeem shares.”

Response: The Fund has made the following revisions:

“Please note that certain fees may apply depending on the timing or manner in which you redeem shares (see the sections entitled “Redemption Fees” and “Tools to Combat Frequent Transactions” in this Prospectus for more information).”

33.	Staff Comment: In the sub-section entitled “Small Accounts,” please disclose that automatic redemption could result in tax consequences to the shareholder.

Response: The Fund has added the following statement to the “Small Accounts” disclosure:

“Automatic redemption of your account may result in tax consequences. Please see “Dividends, Distributions and Their Taxation” below.”

STATEMENT OF ADDITIONAL INFORMATION

Information Regarding the Fund’s Principal Investment Strategies and Risks

34.	Staff Comment: Within the Closed-End Funds disclosure, clarify that the Fund will be investing substantially all of its assets in closed-end funds.

Response: The Fund has made the following revision:

“The Fund ~~may invest~~ intends to invest primarily in closed-end funds.”

35.
Staff Comment: Regarding the last sentence of the paragraph entitled “Illiquid Securities,” include examples of the factors provided by applicable regulatory guidance and interpretations that may be taken into account in determining whether a particular instrument should be treated as illiquid.

Response: The Fund has included the following additional information:

“Applicable regulatory guidance and interpretations provide examples of factors that may be taken into account in determining whether a particular instrument should be treated as illiquid, such as whether a security can be disposed of promptly and in the ordinary course of business without taking a reduced price.”

Investment Restrictions

36.
Staff Comment: Within the Fund’s fundamental investment restrictions, consider revising the restriction regarding concentration of investments to express the Staff’s position that the Fund must take the underlying holdings of an investment company in which the Fund is invested into account when determining concentration of the Fund.

Response: The Fund added the following additional explanatory language to the “Concentration” paragraph following the enumerated fundamental investment restrictions to ensure that investors understand what is required of the Fund when considering its fundamental restriction on concentration of holdings:

“The SEC staff has defined concentration as investing 25% or more of a fund’s total assets in any particular industry or group of industries, with certain exceptions such as with respect to investments in obligations issued or guaranteed by the U.S. government or its agencies and instrumentalities, or tax-exempt obligations of state or municipal governments and their political subdivisions. The SEC staff has further maintained that a fund should consider the underlying investments, where easily determined, of investment companies in which the fund is invested when determining concentration of the fund.”

37.	Staff Comment: Please expand further on the compensation of portfolio managers to the Fund in line with Item 20(b) of Form N-1A.

Response: The Fund has included the following additional information regarding portfolio manager compensation:

“The Portfolio Manager’s compensation is tied to the management fee earned by the Advisor for its services provided to the Fund. The Portfolio Manager earns no compensation directly from the Fund ~~determined by the partnership structure of the Advisor~~.”

*     *     *     *     *     *

I trust that the above responses and revisions adequately address the Staff’s comments.  If you have any additional questions or require further information, please contact Michael Quebbemann at (414) 765-6316.

Very truly yours,

/s/ Michael A. Quebbemann
Michael A. Quebbemann
Series Portfolios Trust

CC:         Alia Vasquez, U.S. Bancorp Fund Services LLC
Marco Adelfio, Goodwin Procter LLP
Neil Azous, Rareview Capital LLC